FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 5, 2006

Commission File Number     001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. September 2006 Sales Set Record High at NT$27.9 Billion”, dated October 5, 2006.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 5, 2006	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

:   AU Optronics Corp. September 2006 Sales Set Record High at NT$27.9 Billion

Hsinchu, Taiwan, October 5, 2006 –

     AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced preliminary consolidated September 2006 revenue of NT$27,895 million and unconsolidated net sales of NT$27,891 million, both increasing 19.7% sequentially. On a year-over-year comparison, both consolidated and unconsolidated revenues of September 2006 increased by 27.2%.

     For the three months ended September 30, 2006, preliminary consolidated and unconsolidated revenues totaled NT$71,313 million and NT$71,306 million respectively, both representing 17.1% Q-o-Q growth.

     Driven primarily by shipments of large-sized panels(a) for applications used in desktop monitor, notebook PC, LCD TV and general display applications, the new record reached a high of 4.74 million, a 12.7% increase from August 2006. Shipments of small- and medium-sized panels also reached historical highs on seasonal strength to total 8.22 million, an 18.4 % growth M-o-M.

     Preliminary shipments of large-sized panels for the third quarter reached 12.63 million, a 24.6% sequential increase, while shipments for small- and medium-sized panels posted a 15.1% growth Q-o-Q to reach 20.80 million.

     (a) Large-size refers to panels that are 10 inches and above in diagonal measurement while small-and medium-size refers to those below 10 inches

Sales Report: (Unit: NT$ million)

Net Sales(1) (2)	Consolidated(3)	Unconsolidated
September 2006	27,895	27,891
August 2006	23,308	23,306
M-o-M Growth	19.7%	19.7%
September 2005	21,935	21,934
Y-o-Y Growth	27.2%	27.2%

2

Jan to September 2006	198,461	198,427
Jan to September 2005	144,589	144,510
Y-o-Y Growth	37.3%	37.3%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation, and AU Optronics (Shanghai) Corporation.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the top three largest manufacturers* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.9%* of global market share with revenues of NT$217.4billion (US$6.75 bn)* in 2005. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5 -generation) fabrication facility production is scheduled for mass production in the fourth quarter of 2006. The Company currently operates two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5 -generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5” -46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT-LCD Shipment Report dated August 25, 2006. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2005 year end revenue converted by an exchange rate of NTD32.2039:USD1.

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730
Email:yawen.hsiao@auo.com